SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                   FORM 11-K



(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934



                  For the fiscal year ended December 31, 1994



                                      OR



( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)



            For the transition period from            to
                                           ----------    ----------

             Commission file number 0-5519 (Associated Banc-Corp)



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


     ASSOCIATED BANC-CORP PROFIT SHARING AND RETIREMENT SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:


                             ASSOCIATED BANC-CORP
                            112 North Adams Street
                                P.O. Box 13307
                       Green Bay, Wisconsin  54307-3307







                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Associated Banc-Corp Retirement Program Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            ASSOCIATED BANC-CORP
                                            PROFIT SHARING AND RETIREMENT
                                            SAVINGS PLAN



                                            /s/  Richard H. Langer
                                            -----------------------------------
                                            Richard H. Langer, Chairman
                                            Retirement Program Committee









































The Board of Directors
Associated Banc-Corp:



We consent to incorporation by reference in the registration statement (No. 33-54658) on Form S-8 of Associated Banc-Corp of our report dated June 2, 1995, relating to the statement of net assets available for plan benefits of the Associated Banc-Corp Profit Sharing and Retirement Savings Plan as of December 31, 1994, and the related statement of changes in net assets available for plan benefits for the year then ended, the schedule of assets held for investment purposes as of December 31, 1994, and the schedule of reportable transactions for the year then ended, which report appears in the December 31, 1994, annual report on Form 11-K of the Associated Banc-Corp Profit Sharing and Retirement Savings Plan.


                                         /s/ KPMG Peat Marwick LLP
                                         -------------------------



Chicago, Illinois
June 27, 1995















































                             ASSOCIATED BANC-CORP
                  PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                             Financial Statements

                          December 31, 1994 and 1993

                  (With Independent Auditors' Report Thereon)























                             ASSOCIATED BANC-CORP
                  PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                               TABLE OF CONTENTS




Independent Auditors' Report

Statement of Net Assets Available for
  Plan Benefits, December 31, 1994

Statement of Net Assets Available for
  Plan Benefits, December 31, 1993

Statement of Changes in Net Assets Available for
  Plan Benefits, Year Ended December 31, 1994

Statement of Changes in Net Assets Available for
  Plan Benefits, Year Ended December 31, 1993

Notes to Financial Statements

Item 27a - Schedule of Assets Held for Investment Purposes

Item 27d - Schedule of Reportable Transactions

























                          Independent Auditors  Report


The Board of Directors
Associated Banc-Corp
Profit Sharing and Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Associated Banc-Corp Profit Sharing and Retirement Plan (Plan) as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1994 and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information on the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


June 2, 1995                               /s/ KPMG Peat Marwick LLP
                                           -------------------------






ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits

December 31, 1994

- -------------------------------------------------------------------------------

                                             Principal     Fixed       Common
                                Balanced   Preservation    Income      Stock
                                  Fund         Fund         Fund        Fund
- -------------------------------------------------------------------------------
Assets:
  Investments:
    Common trust funds       $ 2,068,934          ---         ---   13,815,841
    Government securities      5,244,500          ---   1,644,719          ---
    Corporate bonds              304,830          ---   2,641,655          ---
    Common stocks              8,582,523          ---         ---          ---
    Loans to participants            ---          ---         ---          ---
- -------------------------------------------------------------------------------
Total investments             16,200,787          ---   4,286,374   13,815,841

Cash and cash equivalents        118,360    4,995,233     133,462       66,238
Accrued interest and
  dividends receivable           116,485       23,931      78,208          679
Cash surrender value of
  insurance                          ---          ---         ---          ---
Employer contribution
  receivable                     783,077      429,267     245,308      835,636
Participant contributions
  receivable                         ---          ---          ---         ---
Due from (to) other funds        165,934        2,793       27,582      70,811
Other                               (269)         ---         (398)     (  663)
- -------------------------------------------------------------------------------
Net assets available for
  plan benefits              $17,384,374    5,451,224    4,770,536  14,788,542
===============================================================================

See accompanying notes to financial statements














ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits

December 31, 1994


- -------------------------------------------------------------------------------
                               Associated
                               Banc-Corp       Self-
                                 Common      Directed
                               Stock Fund      Funds       Other       Total
- -------------------------------------------------------------------------------
Assets:
  Investments:
    Common trust funds               ---    2,393,817         ---   18,278,592
    Government securities            ---       64,501         ---    6,953,720
    Corporate bonds                  ---       70,055         ---    3,016,540
    Common stocks             14,426,206      530,497         ---   23,539,226
    Loans to participants            ---          ---     321,575      321,575
- -------------------------------------------------------------------------------
Total investments             14,426,206    3,058,870     321,575   52,109,653

Cash and cash equivalents         98,865      264,031     267,592    5,943,781
Accrued interest and
  dividends receivable             2,472        6,891       1,492      230,158
Cash surrender value of
  insurance                          ---          ---     559,028      559,028
Employer contribution
  receivable                     961,800       15,744         ---    3,270,832
Participant contributions
  receivable                         ---          ---      34,506       34,506
Due from (to) other funds         (6,962)         ---    (260,158)         ---
Other                                ---      (39,800)   (     39)     (41,169)
- -------------------------------------------------------------------------------
Net assets available for plan
  benefits                     15,482,381   3,305,736     923,996   62,106,789
===============================================================================

See accompanying notes to financial statements













ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits

December 31, 1993

- -------------------------------------------------------------------------------

                                             Principal     Fixed       Common
                                Balanced   Preservation    Income      Stock
                                  Fund         Fund         Fund        Fund
- -------------------------------------------------------------------------------
Assets:
  Investments:
    Common trust funds        $2,828,447          ---         ---   13,408,277
    Government securities      4,517,253          ---   1,361,625          ---
    Corporate bonds              532,250          ---   2,581,828          ---
    Common stocks              9,037,768          ---         ---      204,125
    Loans to participants            ---          ---         ---          ---
- ------------------------------------------------------------------------------
Total investments             16,915,718          ---   3,943,453   13,612,402

Cash and cash equivalents        190,601    5,122,696     610,892      158,996
Accrued interest and
  dividends receivable           102,031       13,996      74,164          785
Cash surrender value of
  insurance                          ---          ---         ---          ---
Employer contribution
  receivable                     862,048      427,902     257,610      814,558
Participant contributions
  receivable                         ---          ---          ---         ---
Due from (to) other funds        241,987       41,918       54,764     174,941
Other                                ---          ---          ---         ---
- -------------------------------------------------------------------------------
Net assets available for
  plan benefits              $18,312,385    5,606,512    4,940,883  14,761,682
===============================================================================

See accompanying notes to financial statements















ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits

December 31, 1993


- -------------------------------------------------------------------------------
                               Associated
                               Banc-Corp       Self-
                                 Common      Directed
                               Stock Fund      Funds       Other       Total
- -------------------------------------------------------------------------------
Assets:
  Investments:
    Common trust funds               ---    2,554,754         ---   18,791,478
    Government securities            ---      864,543         ---    6,743,421
    Corporate bonds                  ---       86,786         ---    3,200,864
    Common stocks             10,230,595      787,340         ---   20,259,828
    Loans to participants            ---          ---     186,132      186,132
- -------------------------------------------------------------------------------
Total investments             10,230,595    4,293,423     186,132   49,181,723

Cash and cash equivalents         (1,428)     295,015     721,455    7,098,227
Accrued interest and
  dividends receivable               200       29,131         817      221,124
Cash surrender value of
  insurance                          ---          ---     549,338      549,338
Employer contribution
  receivable                     666,952       15,168         ---    3,044,238
Participant contributions
  receivable                         ---          ---      26,346       26,346
Due from (to) other funds        100,562          ---    (614,172)         ---
Other                                ---      ( 3,514)        ---      ( 3,514)
- -------------------------------------------------------------------------------
Net assets available for plan
  benefits                     10,996,881   4,629,223     869,916   60,117,482
===============================================================================

See accompanying notes to financial statements













ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

December 31, 1994

- -------------------------------------------------------------------------------

                                             Principal     Fixed       Common
                                Balanced   Preservation    Income      Stock
                                  Fund         Fund         Fund        Fund
- -------------------------------------------------------------------------------
Additions:
  Investment Income:
    Net appreciation/
      (depreciation) in
      fair value of
      investments              $(626,155)         ---    (437,348)  (1,891,758)
    Interest and dividends       878,147      219,993     300,320    1,884,008
- -------------------------------------------------------------------------------
Subtotal                         251,992      219,993    (137,028)  (    7,750)

Participant contributions        406,636      144,251     123,997      439,766
Employer contributions           782,891      429,828     245,378      834,336
Rollover contributions           126,675       18,458     101,456      119,391
Asset transfers                  119,348       63,199      97,249      263,954
Interfund transfers           (1,212,706)    (373,600)   (365,868)    (514,971)
Other                             36,656      (22,051)     (5,406)     (12,804)
- -------------------------------------------------------------------------------
Total Additions                  511,492      480,078      59,778    1,121,922

Deductions:
Distributions to
  participants                 1,353,396      622,143     207,131    1,009,651
Administrative expenses           86,107       13,223      22,994       85,411
- -------------------------------------------------------------------------------
Total Deductions               1,439,503      635,366     230,125    1,095,062

Net increase/(decrease)
  in net assets
  available for plan
    benefits                    (928,011)    (155,288)   (170,347)      26,860

Net assets available for
  plan benefits:
    Beginning of year         18,312,385    5,606,512   4,940,883   14,761,682
- -------------------------------------------------------------------------------
    End of year              $17,384,374    5,451,224   4,770,536   14,788,542
===============================================================================

See accompanying notes to financial statements



ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

December 31, 1994

- -------------------------------------------------------------------------------
                               Associated
                               Banc-Corp       Self-
                                 Common      Directed
                               Stock Fund      Funds       Other       Total
- -------------------------------------------------------------------------------
Additions:
  Investment Income:
    Net appreciation/
      (depreciation) in
      fair value of
      investments                432,454     (497,174)        ---   (3,019,981)
    Interest and dividends       385,292      377,272      26,789    4,071,821
- -------------------------------------------------------------------------------
Subtotal                         817,746     (119,902)     26,789    1,051,840

Participant contributions        447,091       10,526         ---    1,572,267
Employer contributions           961,498       15,744         ---    3,269,675
Rollover contributions           654,466          ---         ---    1,020,446
Asset transfers                   91,372          ---      30,139      665,261
Interfund transfers            2,466,763          382         ---          ---
Other                             23,398          277       1,980       22,050
- ------------------------------------------------------------------------------
Total Additions                5,462,334      (92,973)     58,908    7,601,539

Deductions:
Distributions to
  participants                   947,095    1,208,275       4,328    5,352,019
Administrative expenses           29,739       22,239         500      260,213
- -------------------------------------------------------------------------------
Total Deductions                 976,834    1,230,514       4,828    5,612,232

Net increase/(decrease)
  in net assets
  available for plan
    benefits                   4,485,500   (1,323,487)     54,080    1,989,307

Net assets available for
  plan benefits:
    Beginning of year         10,996,881    4,629,223     869,916   60,117,482
- -------------------------------------------------------------------------------
    End of year               15,482,381    3,305,736     923,996   62,106,789
===============================================================================

See accompanying notes to financial statements


ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended December 31, 1993

- -------------------------------------------------------------------------------

                                             Principal     Fixed       Common
                                Balanced   Preservation    Income      Stock
                                  Fund         Fund         Fund        Fund
- -------------------------------------------------------------------------------
Additions:
  Investment Income:
    Net appreciation in
      fair value of
      investments            $   543,418          ---      92,543    1,655,647
    Interest and dividends       646,273      186,367     289,844       16,396
- -------------------------------------------------------------------------------
Subtotal                       1,189,691      186,367     382,387    1,672,043

Participant contributions        426,650      158,465     131,238      438,769
Employer contributions           862,048      427,902     257,610      814,558
Rollover contributions            50,855        5,739      16,836       66,592
Asset transfers                  909,856      563,463   2,651,586      515,235
Interfund transfers            1,496,482     (127,938) (2,161,950)     701,192
Other                              2,739        1,383       1,400        1,221
- -------------------------------------------------------------------------------
Total additions                4,938,321    1,215,381   1,279,107    4,209,610

Deductions:
Distributions to
  participants                   724,768      571,746     140,410      315,017
Administrative expenses           75,890       12,558      20,217       66,433
- -------------------------------------------------------------------------------
Net increase in net assets
  available for plan
    benefits                   4,137,663      631,077   1,118,480    3,828,160

Net assets available for
  plan benefits:
    Beginning of year         14,174,722    4,975,435   3,822,403   10,933,522
- -------------------------------------------------------------------------------
    End of year              $18,312,385    5,606,512   4,940,883   14,761,682
===============================================================================

See accompanying notes to financial statements







ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended December 31, 1993

- -------------------------------------------------------------------------------
                               Associated
                               Banc-Corp       Self-
                                 Common      Directed
                               Stock Fund      Funds       Other       Total
- -------------------------------------------------------------------------------
Additions:
  Investment Income:
    Net appreciation in
      fair value of
      investments              1,296,104      235,660         ---    3,823,372
    Interest and dividends       268,627      187,824      15,747    1,611,078
- ------------------------------------------------------------------------------
Subtotal                       1,564,731      423,484      15,747    5,434,450

Participant contributions        351,678       10,515         ---    1,517,315
Employer contributions           666,952       15,168         ---    3,044,238
Rollover contributions           104,279          ---         ---      244,301
Asset transfers                2,353,844          ---         ---    6,993,984
Interfund transfers              (19,017)         ---     111,231          ---
Other                              1,693          ---      25,858       34,294
- -------------------------------------------------------------------------------
Total additions                5,024,160      449,167     152,836   17,268,582

Deductions:
Distributions to
  participants                   188,920      395,580      31,703    2,368,144
Administrative expenses           21,097          ---         500      196,695
- -------------------------------------------------------------------------------
Net increase in net assets
  available for plan
    benefits                   4,814,143       53,587     120,633   14,703,743

Net assets available for
  plan benefits:
    Beginning of year          6,182,738    4,575,636     749,283   45,413,739
- -------------------------------------------------------------------------------
    End of year               10,996,881    4,629,223     869,916   60,117,482
===============================================================================

See accompanying notes to financial statements






ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 1994 and 1993

- -------------------------------------------------------------------------------

(1)  Description of the Plan

     The following brief description of the Associated Banc-Corp Profit Sharing and Retirement Savings Plan (Plan) is provided for general information. The Plan contains both profit sharing provisions and retirement savings provisions. Participants should refer to the summary plan description for more complete information.

     Background

     Associated Banc-Corp (Company) established the Associated Banc-Corp Profit Sharing and Retirement Savings Plan, a defined contribution plan. The profit sharing provisions of the Plan provide for discretionary employer contributions. The retirement savings provisions of the Plan provides for employee contributions complying with the provisions of Internal Revenue Code (Code) Section 401(k) as well as discretionary employer contributions. The Plan is subject to the provisions of the Employee Income Retirement Act of 1974 (ERISA).

     On January 1, 1993, the net assets of the F&M Financial Services Retirement Savings and Profit Sharing Plan (F&M Plan) and the First National Bank of Sturgeon Bay Profit Sharing Plan (FNB Plan) were merged into the net assets of the Plan. Net assets transferred from the F&M Plan and the FNB Plan totaled $6,556,480 and $437,504, respectively.

     On January 1, 1994, the net assets of Citizens Bank and Trust Profit Sharing Plan totaling $665,261 were merged into the net assets of the Plan.

     Participants

     Employees of the Company and its subsidiaries that have adopted the Plan are eligible to participate in the profit sharing provisions and in the discretionary employer retirement savings contribution provisions of the Plan on the January 1 of the year in which 1,000 hours of service are completed. Employees are eligible to participate in the employee retirement savings contribution portion of the Plan on the earlier of the January 1 or July 1 following the date of employment, if it is expected that 1,000 hours of service will be completed in subsequent plan years.







ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Notes to Financial Statements

- -------------------------------------------------------------------------------

     Contributions

     In conjunction with the retirement savings provisions of the Plan, participants can elect to contribute an amount between 1% and a maximum of percentage set by the Retirement Program Committee (6% in 1994 and 1993) of their compensation in multiples of 1% to the Plan by means of regular payroll deductions. Participants are also allowed to contribute amounts qualifying as rollover contributions under Section 402(c)(4) of the Code. The Plan provides for discretionary Company contributions under both the profit sharing and retirement savings provisions of the Plan. Such contributions are allocated to each participant's account based upon total participants' compensation, as defined by the Plan, for the year.

     Vesting

     Participants are 100% vested at all times in their benefits under the retirement savings portion of the Plan. The following is a schedule of vesting in the Company discretionary profit sharing contribution:

- -------------------------------------------------------------------------------
  Years of Service                                          Vested Percentage
- -------------------------------------------------------------------------------
  Less than three                                                          0%
  Three but less than four                                                20%
  Four but less than five                                                 40%
  Five but less than six                                                  60%
  Six but less than seven                                                 80%
  Seven or more                                                          100%
- -------------------------------------------------------------------------------

     The Plan document specifies that forfeitures are allocated based upon the ratio of each participant's compensation for the plan year to the total compensation of all participants for that plan year.

     Investment of Plan Assets

     Participants have the right to direct that investments be made in either the Balanced Fund, Principal Preservation Fund, Fixed Income Fund, Common Stock Fund, Associated Banc-Corp Common Stock Fund, or a combination of funds. The following is a brief description of each fund:

     Balanced Fund - Invests primarily in fixed income investments and common stocks.





ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Notes to Financial Statements

- -------------------------------------------------------------------------------
     Principal Preservation Fund - Invests primarily in certificates issued or guaranteed by the United States Government.

     Fixed Income Fund - Invests primarily in U.S. Treasury obligations, fixed income corporate bonds, and common trust funds with similar characteristics.

     Common Stock Fund - Invests primarily in common stocks, common funds, or mutual funds expected to achieve capital and income growth.

     Associated Banc-Corp Common Stock Fund - Invests in Associated Banc-Corp common stock.

     Participants previously had the right to maintain a separate trust for self-directed investments. Current plan provisions do not provide for this. Plan assets are held in trust with subsidiary banks of the Company (trustee).

     Participants can elect to invest in one of the aforementioned funds or in 10% increments in two or more funds. The election can be changed quarterly each January 1, April 1, July 1, and October 1.

     A participant in the Plan can receive a loan for emergency conditions which result from medical expenses in the participant's immediate family, establishing or preserving the home in which the participant resides, or for the purpose of providing an education for the participant, spouse, and children of the participant. Loans are limited to the lesser of (1) $50,000, reduced by the excess of the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date on which such loan was made over the outstanding balance of loans from the Plan on the date on which such loan was made or (2) 50% of the vested benefit of the participant's account balance. A participant may not request a loan for less than $1,000.

     Distributions

     Distributions are made in the form of lump-sum payments or payments over a period in monthly, quarterly, semi-annual or annual installments. Distributions must begin no later than 60 days after the close of the plan year in which the later of the participant s attainment of age 65 or the termination date occurs, unless the participant elects to delay commencement of the distribution until the April 1 following the attainment of age 70 1/2. Participants may withdraw amounts for any reason upon reaching age 59 1/2. Earnings are credited to a participant's account through the end of the most recent accounting period.





ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Notes to Financial Statements

- -------------------------------------------------------------------------------

     Termination of Plan

     While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. In the event of termination, participants become fully vested to the extent of the balance in their account, including investment income through the termination date.

(2)  Summary of Significant Accounting Policies

     The accounting policies followed by the Plan conform with generally accepted accounting principles for such plans. The more significant policies are as follows:

     Basis of Presentation

     The accompanying financial statements have been prepared on the accrual basis.

     Investments

     Investments are quoted at market prices. Securities for which no quoted market price is available are valued at estimated fair value. Short-term investments are stated at cost, which approximates fair value. Plan assets are held with the trustee. Purchases and sales of securities are recorded on a trade-date basis.

(3)  Investments

     The fair value of investments that represent 5% or more of the Plan s net assets at December 31 are presented in the following table:

                                                         1994           1993
     --------------------------------------------------------------------------
       Associated Banc-Corp common stock            $14,748,049      10,543,372
       Associated Bank, N.A.
         Associated common stock fund                 6,761,960       7,247,005
     --------------------------------------------------------------------------

(4)  Transactions with Related Parties

     The Associated Banc-Corp common stock fund of the Plan at December 31, 1994 and 1993 included 415,438 shares and 305,605 shares, respectively, of common stock of the Company with fair values of $14,748,049 and $10,543,372, respectively. Dividend income from Company stock totaled $384,787 and $268,627 in 1994 and 1993, respectively.


ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Notes to Financial Statements

- ----------------------------------------------------------------------------

(5)  Benefits Payable

     Amounts as presented in the accompanying financial statements differ from the amounts reported in Form 5500 due to benefits payable to terminated and retired participants.

     As of December 31, 1994 and 1993, net assets available for plan benefits include vested balances for terminated and retired participants of approximately $579,000 and $838,000, respectively.

(6)  Income Taxes

     The Plan administrator has received a favorable tax determination letter, dated May 22, 1995, from the Internal Revenue Service indicating that the Plan qualifies under the provisions of Section 401(a) of the Code, and the related trust is, therefore, exempt from tax under Section 501(a). Therefore, a provision for income taxes has not been included in the Plan's financial statements.

     Participants in the Plan are not subject to federal income taxes until they receive a distribution from the Plan.


























ASSOCIATED BANC-CORP
PROFIT SHARING & RETIREMENT SAVINGS PLAN

Item 27a - Schedule of Assets Held for Investment Purposes
December 31, 1994
- -------------------------------------------------------------------------------
                               Description of investment,
                               including maturity date,
Identity of issue, borrower,   rate of interest, collateral             Current
lessor, or similar party       par, or maturity value        Cost        Value
- -------------------------------------------------------------------------------
United States gov t agency
securities:

Federal Home Loan Mtg Corp.    8.70%, due 07/06/95,         200,007     201,750
                                 par value $200,000
Federal Farm Credit Bank       5.10%, due 03/10/98,         248,942     229,800
                                 par value $250,000
Federal Home Loan Mtg Corp.    4.50%, due 10/30/98,          99,220      90,547
                                 step up to 5.50% on
                                 10/30/95, callable
                                 10/30/95 @100 par,
                                 par value $100,000
Federal National Mtg Assn.     4.94%, due 01/25/99,         200,878     179,340
                                 par value $200,000
Federal Farm Credit Bank       6.10%, due 02/25/96,         250,000     229,650
                                 callable 02/25/96
                                 @100 par, par value
                                 $250,000
Federal Home Loan Bank         5.05% subject to 30 day      250,000     245,625
                                 call notice 10/02/2002,
                                 step up to 7.84% after
                                 10/02/95, callable
                                 10/02/95 @100 par,
                                 par value $250,000
Federal National Mtg Assn.     6.24%, due 08/19/2003,       250,000     219,100
                                 callable 08/19/96
                                 @100 par, par value
                                 $250,000
Federal National Mtg Assn.     6.31%, due 08/25/2003,       250,000     213,000
                                 callable 08/25/94
                                 @100 par, par value
                                 $250,000
Federal Home Loan Bank         9.50%, due 05/01/97,             255         261
                                 7-year balloon pool,
U.S. Treasury Note             6.875%, due 10/31/96,        125,922     123,281
                                 par value $125,000
U.S. Treasury Note             6.75%, due 05/03/97,         200,313     195,470
                                 par value $200,000
U.S. Treasury Note             5.625%, due 08/31/97,        497,530     474,220
                                 par value $500,000



                               Description of investment,
                               including maturity date,
Identity of issue, borrower,   rate of interest, collateral             Current
lessor, or similar party       par, or maturity value        Cost        Value
- -------------------------------------------------------------------------------
U.S. Treasury Note             5.125%, due 02/28/98,        497,715     462,505
                                 par value $500,000
U.S. Treasury Note             5.125%, due 03/31/98,        299,151     276,984
                                 par value $300,000
U.S. Treasury Note             4.125%, due 06/30/95,        300,235     296,625
                                 par value $300,000
U.S. Treasury Note             5.125%, due 06/30/98,        200,000     183,594
                                 par value $200,000
U.S. Treasury Note             4.375%, due 08/15/96         100,594      95,188
                                 par value $100,000
U.S. Treasury Note             4.75%, due 08/31/98,         199,688     180,532
                                 par value $200,000
U.S. Treasury Note             4.75%, due 02/15/97,         396,125     376,688
                                 par value $400,000
U.S. Treasury Note             5.50%, due 02/28/99,         994,036     918,750
                                 par value $1,000,000
U.S. Treasury Note             6.75%, due 05/31/99,         499,375     479,690
                                 par value $500,000
U.S. Treasury Note             7.375%, due 05/15/96,        195,441     199,688
                                 par value $200,000
U.S. Treasury Note             8.375%, due 04/15/95,        101,020     100,688
                                 par value $100,000
U.S. Treasury Note             8.50%, due 05/15/95,         399,241     403,128
                                 par value $400,000
U.S. Treasury Note             7.50%, due 02/29/96          299,882     300,375
                                 par value $300,000
U.S. Treasury Note             6.75%, due 02/28/97,          25,055      24,504
                                 par value $25,000
U.S. Treasury Note             8.00%, due 10/15/96,          15,020      15,080
                                 par value $15,000
U.S. Treasury Note             6.50%, due 04/30/99,         248,950     237,657
                                 par value $250,000
- -------------------------------------------------------------------------------
Total agency securities                                  $7,344,595  $6,953,720
- -------------------------------------------------------------------------------
Corporate Bonds:

Associates Corp. of            6.875%, due 01/15/97,         24,630      24,520
  North America                  par value $25,000
Banc One                       7.375%, due 12/01/2002,      248,345     235,375
                                 par value $250,000
Campbell Soup                  8.58%, due 03/15/2001,       199,790     204,020
                                 par value $200,000
Coca Cola Co.                  7.875%, due 09/15/98,          9,969       9,976
                                 par value $10,000
Duke Power                     5.875%, due 03/01/2003,      390,732     344,640
                                 par value $400,000
Du Pont                        6.00%, due 12/01/2001,       250,000     220,938
                                 par value $250,000

                               Description of investment,
                               including maturity date,
Identity of issue, borrower,   rate of interest, collateral             Current
lessor, or similar party       par, or maturity value        Cost        Value
- -------------------------------------------------------------------------------
Du Pont                        9.15%, due 04/15/2000,        99,831     105,420
                                 par value $100,000
Florida Pwr & Lt               5.375%, due 04/01/2000,      229,443     221,775
                                 par value $250,000
General Telephone of WI        7.50%, due 03/01/2002,        87,668      95,220
                                 par value $100,000
International Bus. Machines    6.375%, due 11/01/97,        246,630     238,750
                                 par value $250,000
Iowa Southern Utility          7.375%, due 02/01/2003,      246,825     238,700
                                 callable 02/01/02
                                 @100, callable 07/30/92
                                 @102.55, par value
                                 $100,000
Kimberly Clark                 9.125%, due 06/01/97,        100,000     102,390
                                 par value $100,000
Kimberly Clark                 8.625%, due 05/01/2001,       10,013      10,248
                                 par value $10,000
Phillip Morris                 9.80%, due 12/15/98,          15,188      15,345
                                 par value $15,000
Safety Kleen Corp.             9.25%, due 09/15/99,          10,000       9,965
                                 par value $10,000
Sears Roebuck                  9.00%, due 09/15/96,         290,847     304,830
                                 par value $300,000
Southern CA Edison Co.         7.50%, due 04/15/99,         247,110     244,275
                                 par value $250,000
Walmart Stores                 6.50%, due 06/01/2003,        99,781      89,250
                                 par value $100,000
WI Power & Lt                  7.60%, due 07/01/2005,       101,000      94,690
                                 par value $100,000
WI Public Service              5.25%, due 07/01/98,         224,345     206,213
                                 par value $225,000
- -------------------------------------------------------------------------------
Total Corporate Bonds                                    $3,132,147  $3,016,540
- -------------------------------------------------------------------------------
Corporate Stock:

Abbott Labs                    Common Stock, 5,200 shares    82,696     169,650

Alltel Corp.                   Common Stock, 6,000 shares   144,170     180,750

Aluminum Co. Amer              Common Stock, 1,700 shares   117,897     147,262

American Intl Group Inc.       Common Stock, 2,000 shares   173,854     196,000

Ameritech Corp.                Common Stock, 4,400 shares   149,525     177,650

Amoco Corp.                    Common Stock, 3,300 shares   158,755     195,113

AMP Inc.                       Common Stock, 100 shares       4,303       7,275

                               Description of investment,
                               including maturity date,
Identity of issue, borrower,   rate of interest, collateral             Current
lessor, or similar party       par, or maturity value        Cost        Value
- -------------------------------------------------------------------------------
Associated Banc-Corp           Common Stock, 415,438     10,509,164  14,748,049
                                 shares
AT&T Corp.                     Common Stock, 3,000 shares   142,370     150,750

Atlantic Richfield Co.         Common Stock, 1,600 shares   154,114     162,800

Auto Data Process              Common Stock, 3,000 shares   103,780     175,500

Baltimore Gas & Elec           Common Stock, 2,400 shares    47,248      53,100

Bellsouth Corp.                Common Stock, 3,200 shares   159,043     173,200

Bristol-Myers Squibb Co.       Common Stock, 100 shares       6,640       5,787

Central & Southwest Corp.      Common Stock, 2,400 shares    45,633      54,300

Coca Cola Co.                  Common Stock, 4,000 shares    49,025     206,000

Colgate Palmolive Co.          Common Stock, 2,400 shares   115,470     152,100

Disney Walt Co.                Common Stock, 4,000 shares   165,353     184,000

Donnelley RR & Sons Co.        Common Stock, 6,000 shares   147,793     177,000

Eli Lilly & Co.                Common Stock, 100 shares       6,603       6,562

Federal Natl Mtg Assn          Common Stock, 1,500 shares   102,582     109,313

First Bank of America          Common Stock, 1,414 shares    12,888      42,420

Firstar Corp.                  Common Stock, 2,348 shares    25,545      63,102

Florida Progress CP            Common Stock, 1,600 shares    52,048      48,000

Ford Mtr Co. Del               Common Stock, 8,000 shares   141,924     223,000

General Elec Co.               Common Stock, 3,400 shares   109,359     173,400

General Elec Co.               Common Stock, 200 shares       4,268      10,200

Georgia Gulf Corp.             Common Stock, 6,000 shares   119,362     233,250

Gillette Co.                   Common Stock, 3,100 shares    88,355     232,112

Hartmarx Corp.                 Common Stock, 100 shares       2,451         587

Heilig Meyers Co.              Common Stock, 5,237 shares    57,034     130,108

Hewlett Packard Co.            Common Stock, 2,500 shares   144,905     249,688

                              Description of investment,
                               including maturity date,
Identity of issue, borrower,   rate of interest, collateral             Current
lessor, or similar party       par, or maturity value        Cost        Value
- -------------------------------------------------------------------------------
Hubbell Inc.                   Common Stock, 2,997 shares   134,172     159,590

Illinois Tool Works Inc.       Common Stock, 2,000 shares    80,850      87,500

Interpublic Group              Common Stock, 5,200 shares   143,188     167,050

Johnson & Johnson              Common Stock, 400 shares       4,901      21,900

Kimberly Clark                 Common Stock, 250 shares       5,063       5,897

LG & E Energy Corp.            Common Stock, 1,500 shares    22,906      55,313

LTV Corp. New                  Common Stock, 481 shares       5,176       7,936

Mcgraw Hill Inc.               Common Stock, 3,000 shares   222,151     200,625

Medtronic Inc.                 Common Stock, 4,000 shares    74,939     222,500

Merck & Co. Inc.               Common Stock, 5,900 shares   141,668     224,937

Minnesota Mining &             Common Stock, 2,600 shares    99,040     138,775
  Manuf Co.

Molex Inc.                     Common Stock, 6,250 shares   162,232     215,625

Morgan Products                Common Stock, 600 shares       8,177       3,375

Motorola, Inc.                 Common Stock, 4,000 shares   178,740     232,000

New England Elec Sys           Common Stock, 500 shares      15,812      16,063

North Fork Bancorp             Common Stock, 300 shares       4,603       4,125

Northern Trust Corp.           Common Stock, 3,250 shares    98,750     113,750

Northwest Natural Gas Co.      Common Stock, 2,700 shares    78,690      79,650

Penney J C Inc.                Common Stock, 3,000 shares    98,103     133,875

Phillip Morris                 Common Stock, 200 shares       7,821      11,500

Phillip Morris COS Inc.        Common Stock, 3,000 shares    96,070     172,500

Pitney Bowes Inc.              Common Stock, 4,300 shares   124,571     136,525

Public Serv Enterprise Group   Common Stock, 1,600 shares    44,724      42,400

Schulman A Inc.                Common Stock, 3,750 shares    90,500     103,125


                               Description of investment,
                               including maturity date,
Identity of issue, borrower,   rate of interest, collateral             Current
lessor, or similar party       par, or maturity value        Cost        Value
- -------------------------------------------------------------------------------
Scott Paper Co.                Common Stock, 4,400 shares   174,055     304,150

Sears Roebuck & Co.            Common Stock, 3,000 shares   172,425     138,000

Sherwin Williams Co.           Common Stock, 6,000 shares   198,520     200,250

Sigma Aldrich Corp.            Common Stock, 3,800 shares   167,063     125,400

Southwestern Bell Corp.        Common Stock, 4,000 shares   125,257     161,500

Southwestern Public Service    Common Stock, 1,300 shares    22,868      34,450

Standard Federal Savings       Common Stock, 1,000 shares     5,000          10

State Street Boston Corp.      Common Stock, 4,200 shares   107,760     120,225

Student Ln Mktg Assn Com       Common Stock, 3,750 shares   157,259     121,875

Sysco Corp.                    Common Stock, 3,000 shares    90,405      77,250

Texaco Inc.                    Common Stock, 3,000 shares   192,043     179,625

Texas Instr Inc.               Common Stock, 3,100 shares   115,433     232,113

Union Pac Corp.                Common Stock, 2,700 shares   158,155     122,514

United Healthcare Corp.        Common Stock, 2,600 shares    94,549     117,325

W P S Resources Corp           Common Stock, 1,000 shares    21,795      26,750

Walgreen Co.                   Common Stock, 4,200 shares   122,255     183,225
- -------------------------------------------------------------------------------
Total Common Stocks                                     $17,211,846 $23,539,226
- -------------------------------------------------------------------------------
Common Funds:

Associated Common Stock Fund        114,732 units         5,736,547   6,761,960

Associated Regional Bank Fund        32,866 units         1,463,773   1,502,529

Associated Capital                   49,298 units         1,148,320   1,379,433
  Appreciation Fund

Associated Equity Income Fund        78,456 units         1,668,711   1,829,369

Associated Telecommunicatons Fund    71,237 units           701,827     720,575



                               Description of investment,
                               including maturity date,
Identity of issue, borrower,   rate of interest, collateral             Current
lessor, or similar party       par, or maturity value        Cost        Value
- -------------------------------------------------------------------------------
Associated Bank Employee             99,896 units           929,604     900,145
  Benefit Fixed Income Fund

Associated Intermediate Term        121,937 units         1,293,948   1,440,848
  Bond Fd

Associated Foreign Equity Fund      124,156 units         2,153,952   2,574,945

Associated Bank Growth Stock Fund    16,244 units           823,634   1,168,788
- -------------------------------------------------------------------------------
Total Common Trust Funds                                $15,920,316 $18,278,592
- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
Loans to Participants                                       321,575     321,575
- -------------------------------------------------------------------------------

Total Investments Held                                  $43,930,479 $52,109,653
===============================================================================
Cash Equivalents:

Cash Investment Fund              5,240,871 shares        5,240,871   5,240,871
  Employee Benefit

Associated Short Term               441,306 shares          441,306     441,306
  Investment Fund

Associated Money Market Fund         37,874 shares           37,874      37,874

Navigator Money Market Fund         151,218 shares          151,218     151,218

Associated Bank Lakeshore          5 yr CD, #38357           17,702      17,702

Associated Bank Lakeshore          5 yr CD, #39325           25,000      25,000

Dreyfus Treasury Prime               13,823 shares           13,823      13,823
  Cash Mgmt

North Shore Bank CD                      5,171 par            5,171       5,171

Fox Valley Savings CD                    5,177 par            5,177       5,177

Cash in Bank                                                  5,639       5,639
- -------------------------------------------------------------------------------
Total Cash Equivalents                                   $5,943,781  $5,943,781
- -------------------------------------------------------------------------------

See accompanying independent auditors  report


ASSOCIATED BANC-CORP
PROFIT SHARING & RETIREMENT SAVINGS PLAN

Item 27d - Schedule of Reportable Transactions
Year Ended December 31, 1994
- -------------------------------------------------------------------------------
                                                                      Expense
                                                                      Incurred
 Identity of            Description     Purchase    Selling  Lease      with
Party Involved           of Assets        Price      Price   Rental Transaction
- -------------------------------------------------------------------------------
Associated Bank,   Cash Investment      4,526,332        ---    ---       ---
  N.A.               Fund Employee
                     Benefit                  ---  4,685,224    ---       ---

Associated Bank,   Employee Benefit     5,475,877        ---    ---       ---
  N.A.               Bond Fund                ---  5,433,702    ---       ---

Associated Bank,   Employee Benefit     3,645,186        ---    ---       ---
  N.A.               Stock Fund               ---  4,205,275    ---       ---

Associated Bank    Associated Short    16,223,208        ---    ---       ---
  Green Bay          Term Investment
                      Fund                    --- 16,628,940    ---       ---

Associated Bank,   Associated Employee  2,049,846        ---    ---       ---
  N.A.               Benefit Equity
                     Income Fund              ---  1,504,974    ---       ---

Associated Bank    Associated Banc-Corp 3,834,373        ---    ---       ---
  Green Bay          Common Stock             ---     71,216    ---       ---
- -------------------------------------------------------------------------------

See accompanying independent auditors' report





















ASSOCIATED BANC-CORP
PROFIT SHARING & RETIREMENT SAVINGS PLAN

Item 27d - Schedule of Reportable Transactions
Year Ended December 31, 1994
- -------------------------------------------------------------------------------
                                                     Current Value
 Identity of         Description           Cost of     of Asset at    Net Gain/
Party Involved        of Assets              Asset   Transaction Date   (Loss)
- -------------------------------------------------------------------------------
Associated Bank,  Cash Investment Fund    4,526,332     4,526,332           ---
  N.A.              Employee Benefit      4,685,224     4,685,224           ---

Associated Bank,  Employee Benefit        5,475,877     5,475,877           ---
  N.A.              Bond Fund             5,415,900     5,433,702        17,802

Associated Bank,  Employee Benefit        3,645,186     3,645,186           ---
  N.A.              Stock Fund            3,145,308     4,205,275     1,059,967

Associated Bank   Associated Short       16,223,208    16,223,208           ---
  Green Bay         Term Investment
                    Fund                 16,628,940    16,628,940           ---

Associated Bank,  Associated Employee     2,049,846     2,049,846           ---
  N.A.              Benefit Equity
                    Income Fund           1,256,925     1,504,974       248,049

Associated Bank   Associated Banc-Corp    3,834,373     3,834,373           ---
  Green Bay         Common Stock             71,216        71,216           ---
- -------------------------------------------------------------------------------
See accompanying independent auditors' report